BatteryXchange, Inc.

Profit and Loss

January - December 2020

	TOTAL
Income	
Ad Revenue	670.98
Crowdfunding	117,118.39
Sales of Product Income	131.99
SBA Grant Income	2,000.00
Total Income	**$119,921.36**
GROSS PROFIT	**$119,921.36**
Expenses	
Advertising & Marketing	4,394.53
Trademarks & Logos	2,500.00
Total Advertising & Marketing	**6,894.53**
Bank Charges & Fees	188.66
Charitable Giving	351.00
Contractors	7,480.61
Dividend Expense	
Aubrey Yeboah	1,942.00
Desmond Wiggan	2,577.00
Total Dividend Expense	**4,519.00**
Interest Paid	59.41
Legal & Professional Services	4,996.64
Accounting & Tax Services	250.00
Business Consulting	2,920.00
Legal Services	16,966.25
Total Legal & Professional Services	**25,132.89**
Meals & Entertainment	207.80
Office & General Administrative Expense	1,934.33
Technology	1,544.25
Total Office & General Administrative Expense	**3,478.58**
Office Supplies & Software	5,168.27
Other Business Expenses	1,996.49
Rent & Lease	153.47
Shipping	950.22
Taxes & Licenses	1,191.42
Travel	241.31
Airfare	95.00
Car Rental	25.00
Gas	69.33
Parking & Tolls	26.00
Rideshare & Taxis	42.51
Total Travel	**499.15**
Total Expenses	**$58,271.50**
NET OPERATING INCOME	**$61,649.86**
NET INCOME	**$61,649.86**

BatteryXchange, Inc.

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking (0035)	2,974.28
Total Bank Accounts	**$2,974.28**
Other Current Assets	
Inventory Asset	54,166.00
Kiosks	5,000.00
Total Other Current Assets	**$59,166.00**
Total Current Assets	**$62,140.28**
TOTAL ASSETS	**$62,140.28**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express	1,010.63
Credit One Bank CC	386.01
Total Credit Cards	**$1,396.64**
Total Current Liabilities	**$1,396.64**
Long-Term Liabilities	
Long Term Liabilities	
Phifer Turner Loan - 2,500	2,500.00
Total Long Term Liabilities	**2,500.00**
Total Long-Term Liabilities	**$2,500.00**
Total Liabilities	**$3,896.64**
Equity	
Opening Balance Equity	-3,509.24
Retained Earnings	
Net Income	61,752.88
Total Equity	**$58,243.64**
TOTAL LIABILITIES AND EQUITY	**$62,140.28**